UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, November 23, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that regarding the participation of our subsidiary Negocios de Gas S.A. in Gasoducto Sur Peruano S.A. (“GSP”), which is the concessionaire of the “Improvements to the country’s energy safety and development of the Southern Gas Pipeline” Project, we fulfill to inform that we have taken notice that today, Sempra has communicated its decision not to go ahead with the purchase of Odebrecht Group shares in GSP.

As a result, the current partners of GSP, which are Negocios de Gas S.A. (subsidiary of Graña y Montero S.A.A) and Enagás Internacional S.L.U., together with the companies of Techint Group that accompanied Sempra in the purchase process, are working on alternatives in order to make the Project viable.

It is worth mentioning that if the Project could not be made feasible, and as a consequence, the Government decides to terminate the Concession Contract, such contract provides a termination payment mechanism which, among others, would be destined to the recovery of the amount invested by the Graña y Montero Group in the Project.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: November 23, 2016